UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

June 18, 2009

Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven—The Netherlands

NXP Announces Extension of the Early Tender Date and the Early Tender Results of its Cash Offer

Eindhoven, The Netherlands, June 18, 2009.  NXP Semiconductors, the independent semiconductor company founded by Philips (“NXP”), announced today that it has extended the Early Tender Date for its previously announced offer to purchase for cash (as such offer may be amended or supplemented from time to time, the “Offer”) the notes listed in the table below (collectively, the “Notes”), upon the terms and subject to the conditions set forth in the offer to purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”). The Early Tender Date has been extended from 12:00 midnight, New York City time, on June 17, 2009 to 12:00 midnight, New York City time, on July 1, 2009. Except for the extension of the Early Tender Date, all other terms and conditions of the Offer (including the Withdrawal Date of 5:00 P.M., New York City time, on June 17, 2009) remain unchanged.

In addition, NXP announced that it had received at 12:00 midnight, New York City time, on June 17, 2009 the following aggregate principal amount of proper tenders (that had not been validly withdrawn) for the notes listed in the table below (collectively, the “Notes”), upon the terms and subject to the conditions set forth in the offer to purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”):

			Tender Offer Consideration(2)
CUSIP/ISIN	Outstanding Principal Amount(1)	Title of Notes to be Tendered	Minimum Offer Price	Maximum Offer Price	Acceptance Priority Level	Tenders Received(1)
62947QAG3/ US62947QAG38 (Registered), 62947QAC2/ US62947QAC24 (144A) and N65965AC4/ USN65965AC42 (Reg S)	$1,006	U.S. dollar-denominated 9 1/2% senior notes due 2015 (the “U.S. Dollar Unsecured Notes”)	$305	$350	1	$39.2

XS0298437087 (Registered), XS0270228553 (144A) and XS0270227316 (Reg S)	€ 458	Euro-denominated 8 5/8% senior notes due 2015 (the “Euro Unsecured Notes”)	€305	€350	1	€44.7

CUSIP/ISIN	Outstanding Principal Amount(1)	Title of Notes to be Tendered	Tender Offer Consideration(2)	Acceptance Priority Level	Tenders Received(1)
62947QAE8/ US62947QAE89 (Registered)62947QAA6/ US62947QAA67 (144A) and N65965AA8/ USN65965AA85 (Reg S)	$1,381	U.S. dollar-denominated floating rate senior secured notes due 2013 (the “U.S. Dollar Floating Rate Notes”)	$400	2	$120.4

XS0298436436 (Registered), XS0270226938 (144A) and XS0270226185 (Reg S)	€ 936	Euro-denominated floating rate senior secured notes due 2013 (the “Euro Floating Rate Notes”)	€400	2	€ 83.4

62947QAF5/ U.S.62947QAF54 (Registered), 62947QAB4/ US62947QAB41 (144A) and N65965AB6/ USN65965AB68 (Reg S)	$1,003	U.S. dollar-denominated 7 7/8% senior secured notes due 2014 (the “Fixed Rate Secured Notes”)	$450	3	$ 57.3

(1)              In millions.

(2)              Per $1,000 or €1,000 principal amount, as applicable.

The Offer will expire at 12:00 midnight, New York City time, on July 1, 2009 (such time and date, as the same may be extended, the “Expiration Date”). Holders of Notes must tender their Notes on or prior to the Expiration Date to be eligible to receive the consideration to be paid for each series of Notes in accordance with the Offer to Purchase (the “Tender Offer Consideration”).

Only holders that properly tendered (and not validly withdrew) their Notes on or prior to the Early Tender Date, and whose tenders will be accepted, will receive an early tender premium of $25 or €25, respectively (as the same may be increased or decreased, the “Early Tender Premium” and together with the Tender Offer Consideration, the “Total Consideration”).

Previously tendered Notes can no longer be withdrawn after 5:00 P.M., New York City time, on June 17, 2009 (the “Withdrawal Date”), and holders who tender Notes after the Withdrawal Date do not have withdrawal rights, unless NXP changes the Minimum Offer Price, the Maximum Offer Price, the Early Tender Premium, the Tender Offer Consideration, the Maximum Payment Amount or the Maximum Secured Payment or is otherwise required by law to permit withdrawal.

On the payment date, accrued and unpaid interest up to, but not including, the payment date, if any, will be paid in cash on all Notes properly tendered (and not validly withdrawn) and accepted.

NXP’s obligation to accept any Notes tendered and to pay the applicable consideration for them is set forth solely in the Offer to Purchase. The Offer is made only by, and pursuant to, the terms set forth in the Offer to Purchase, and the information in this press release is qualified by reference to the Offer to Purchase. Subject to applicable law, NXP may amend, extend or terminate the Offer at any time.

Deutsche Bank Trust Company Americas (the “Dollar Tender Agent”) and Deutsche Bank AG, London Branch (the “Euro Tender Agent,” and together with the Dollar Tender Agent, the “Tender Agent”), are serving together as the Tender Agent in connection with the Offer. J.P. Morgan Securities Inc. (the “Dollar Dealer Manager”) and J.P. Morgan Securities Ltd. (the “Euro Dealer Manager,” and together with the

Dollar Dealer Manager, the “Dealer Manager”) are serving together as the Dealer Manager in connection with the Offer. Any questions or requests for assistance or additional copies of the Offer to Purchase may be directed to the Tender Agent. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer. Any questions regarding the terms of the Offer should be directed to the Dealer Manager. Notes and any other required documents should be sent or delivered by each holder or its broker, dealer, commercial bank, trust company or other nominee to the Tender Agent at the addresses set forth on the back cover of the Offer to Purchase.

This offer is not available to any Italian resident and/or persons located in the Republic of Italy.

Forward-Looking Statements

This press release includes forward-looking statements. When used in this press release, the words “anticipate,” “believe,” “estimate,” “forecast,” “expect,” “intend,” “plan” and “project,” and similar expressions, as they relate to NXP, its management or third parties, identify forward-looking statements. Forward-looking statements include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements that are not historical facts. These statements reflect beliefs of NXP’s management as well as assumptions made by its management and information currently available to NXP. Although NXP believes that these beliefs and assumptions are reasonable, the statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties expressly qualify all subsequent oral and written forward-looking statements attributable to NXP or persons acting on its behalf.

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 28,000 employees working in more than 30 countries and posted sales of USD 5.4 billion (including the Mobile & Personal business) in 2008. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com

For further information, please contact:

Media:

Lieke de Jong-Tops

Tel. +31 40 27 25202

lieke.de.jong-tops@nxp.com

Deutsche Bank Trust Company Americas (the Dollar Tender Agent):

Tel. +1 (800) 735-7777

DB.Reorg@db.com

Deutsche Bank AG, London Branch (the Euro Tender Agent):

Tel. +44 207 547 5000

xchange.offer@db.com

J.P. Morgan Securities Inc. (the Dollar Dealer Manager):

Tel. +1 (800) 245-8812

J.P. Morgan Securities Ltd. (the Euro Dealer Manager):

Tel. +44 207 777 1164

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 18th of June 2009.

NXP B.V.

/s/ KARL-HENRIK SUNDSTRÖM
Karl-Henrik Sundström (Chief Financial Officer)